Exhibit 99.1

SNOW LAKE LITHIUM CORRECTS THE RECORD AND CONFIRMS POSTPONED MEETING DATE FOR JANUARY 17, 2023

MANITOBA, CAN, December 20, 2022 - Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (NASDAQ: LITM) (“Snow Lake Lithium” or the “Company”), today corrects the record in response to misinformation perpetuated by the dissident group comprised of Kushkush Investments Pty Ltd (Alexandra Discretionary Trust), M + T K PTY LTD < MTK SUPERANNUATION FUND>, Delaware IR LLC, Benjamin Abraham Fogelgarn, Nikola Najdoski, Yukor Mipoz Pty Ltd, Ozzi Pty Ltd, Deerhunter Investments Pty Ltd, and Nova Minerals Limited (collectively, the “Dissidents”).

The Dissidents have announced a purported meeting of the Company’s shareholders to take place on December 23, 2022. This meeting is invalid and will not be recognized by the Company. The Dissidents’ improper attempts to hold a shareholders meeting as well as their repeated false statements regarding management compensation and ongoing initiatives at the Company are unfortunate and serve only to mislead the markets to the detriment of shareholders.

As explained in the Company’s press release dated December 14, 2022, the annual general and special meeting of the Company’s shareholders is now scheduled for January 17, 2023 (the “Meeting”). The Meeting was postponed by the Company’s board of directors, in accordance with applicable law, as a result of concerns that the integrity of the voting process was at risk given inadequate disclosure from the Dissidents, issues with the manner in which the Dissidents solicited proxies, and a new assessment being conducted by the Australian Securities and Investments Commission with respect to an individual believed by the Company to be a joint actor of the Dissidents.

The Company again reaffirms that no meeting of shareholders will take place until January 17, 2023 and that any meeting of shareholders the Dissidents purport to convene prior to that time will be invalid, as will be any business purportedly conducted thereat.

Philip Gross, CEO and Chairman of Snow Lake Lithium, commented “There will be only one meeting at which shareholders will have the opportunity to support either current management or the Dissidents, and it will be held on January 17, 2023. We urge all shareholders to ignore any further attempts by the Dissidents to cause confusion about when and where the Meeting will occur and the issues that will be decided thereat. We also call on the Dissidents to work with management to ensure appropriate disclosure and proxy solicitation procedures are in place ahead of the Meeting, in accordance with applicable law, to prevent any further delays or erosion of shareholder value.”

In light of the Company’s concern with the proxy solicitation process, the Company is encouraging all shareholders to carefully review any proxy they have signed and to revoke any proxies inadvertently signed. As further disclosure is made, shareholders will continue to be entitled to revoke proxies or change their votes. If you have any questions related to proxies, voting instruction forms, or voting of your shares, please contact:

Alliance Advisors
200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003
North American toll free: 833-550-0994
Outside North America: 458-218-3345
Email: LITM@allianceadvisors.com

About Snow Lake Resources Ltd.

Snow Lake is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled “Risk Factors” in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors
ir@snowlakelithium.com

Media
media@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

LinkedIn: https://www.linkedin.com/company/snow-lake-resources